Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONTINUING CONNECTED TRANSACTIONS

COMPREHENSIVE SERVICES FRAMEWORK AGREEMENT

On 28 September 2022 (after trading hours), the Company and CSRG entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CSRG Group. The principal terms of the Comprehensive Services Framework Agreement and details of the services are set out in the section headed “Comprehensive Services Framework Agreement”.

Pursuant to the Comprehensive Services Framework Agreement:

•  the Proposed Annual Caps for the railway transportation services provided to the Group by the CSRG Group for each of the three financial years ending 31 December 2025 will be RMB11,662.95 million, RMB13,324.34 million and RMB15,255.81 million, respectively;

•  the Proposed Annual Caps for the railway related services provided to the Group by the CSRG Group for each of the three financial years ending 31 December 2025 will be RMB 1,961.98 million, RMB2,288.31 million and RMB 2,676.61 million, respectively;

•  the Proposed Annual Caps for the miscellaneous services provided to the Group by the CSRG Group for each of the three financial years ending 31 December 2025 will be RMB 415.94 million, RMB478.33 million and RMB 550.08 million, respectively;

•  the Proposed Annual Caps for the railway transportation services provided to the CSRG Group by the Group for each of the three financial years ending 31 December 2025 will be RMB8,981.93 million, RMB 9,902.64 million and RMB10,896.26 million, respectively;

•  the Proposed Annual Caps for the railway related services provided to the CSRG Group by the Group for each of the three financial years ending 31 December 2025 will be RMB599.50 million, RMB659.45 million and RMB725.40 million, respectively;

•  the Proposed Annual Caps for the special entrusted railway transportation services provided to the CSRG Group by the Group for each of the three financial years ending 31 December 2025 will be RMB4,413.81 million, RMB5,282.32 million and RMB7,150.58 million, respectively; and

•  the Proposed Annual Caps for the miscellaneous services provided to the CSRG Group by the Group for each of the three financial years ending 31 December 2025 will be RMB415.94 million, RMB478.33 million and RMB 550.08 million, respectively.

LISTING RULES IMPLICATION

GRGC is the largest Shareholder and owns an aggregate of 37.12% of the issued share capital of the Company as at the date of this announcement. CSRG (formerly known as CRC) is the de facto controller of GRGC and therefore a connected person of the Company under the Listing Rules. The transactions between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will be subject to the reporting, annual review, announcement, circular and Independent Shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rules.

EGM AND CIRCULAR

An Independent Board Committee has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. The IFA has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

A circular containing (a) further details of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps; (b) a letter from the IFA containing its advice to the Independent Board Committee and the Independent Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (d) the notice of the EGM is expected to be despatched to the Shareholders on or before 15 November 2022 as more time is required to prepare such circular.

A.	BACKGROUND

Reference is made to the announcement of the Company dated 30 October 2019 and the circular of the Company dated 8 November 2019 in respect of the Existing Comprehensive Services Framework Agreement.

At the extraordinary general meeting of the Company held on 23 December 2019, the then independent shareholders approved the Existing Comprehensive Services Framework Agreement, the Existing Continuing Connected Transactions and the annual caps for the Existing Continuing Connected Transactions for the three financial years ending 31 December 2022. Such approval will expire on 31 December 2022.

On 28 September 2022 (after trading hours), the Company and CSRG entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CSRG Group for the three financial years ending 31 December 2025.

B.	COMPREHENSIVE SERVICES FRAMEWORK AGREEMENT

The principal terms of the Comprehensive Services Framework Agreement are set out below:

Date	:	28 September 2022

Parties	:	(a) CSRG; and

(b) the Company.

Term	:	three years starting from 1 January 2023, subject to the Independent Shareholders’ approval.

Scope of services	:	(a) Mutual provision of railway transportation services between the Group and the CSRG Group, which comprise:

(i) production co-ordination, safety management and dispatching services;

(ii) application and rental services of railway infrastructures and transportation equipment;

(iii) railway communications and information services;

(iv) railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v) crew services; and

(vi) cleaning services of locomotives, trains and railway stations.

(b) Mutual provision of railway related services between the Group and the CSRG Group, which comprise:

(i) repair services of railway infrastructures and equipment;

(ii) repair services of locomotives and trains;

(iii) procurement and sales services of railway related materials;

(iv) security services;

(v) hygiene and epidemic prevention services;

(vi) property management and building maintenance services; and

(vii) project construction, management and supervision services.

(c) The Group will provide special entrusted railway transportation services to the CSRG Group, which include but not limited to:

(i) operation and management of passengers and freight transportation and related services; and

(ii) repair services of transportation facilities and equipment.

(d) Mutual provision of miscellaneous services between the Group and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.

Pricing policies	:	The pricing standards for the mutual provision of services between the Group and the CSRG Group shall be determined in the following priority to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group:

(a)   prices prescribed by the government such as the NDRC. Since the railway industry in China is government owned and heavily controlled and regulated, under certain circumstances, for example, in the event of emergencies, natural disasters and other situations where the government considers appropriate, it will prescribe prices for railway-related transactions.

The government will prescribe prices from time to time based on market conditions and practical needs. In respect of the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement, if such government-prescribed prices exist, they should be treated with the highest priority and be strictly observed.

(b)   if no prices prescribed by the government are available, the prices will be determined in accordance with the pricing standards and rules for national railways within the guidance price range set by the government. For example, on 29 January 2015, the NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism（《國家發展改革委關於調整鐵 路貨運價格進一步完善價格形成機制的通知》）, in which it sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base prices. Such guidance prices may be updated by NDRC from time to time.

This pricing policy is commonly adopted in railway transportation services.

(c) in the absence of (a) and (b) above, the prices shall be determined in accordance with the applicable industry price settlement rules. Such industry price settlement rules include:

(1) the Notice of China Railway Corporation on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014（《中國鐵路總公司關於明確鐵 路運輸企業 2014 年財務結算有關事項的通知》）issued by CRC on 23 March 2014, in which CRC sets out various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items; and

(2) the Notice on Amendments to Certain Parts in “Railway Freight Transportation Fee Settlement Method (Trial)”（關於 修訂《鐵 路貨物運輸進款清算辦 法（試行）》部 分內容的通知）formulated by CRC on 28 January 2019, in which CRC sets out detailed settlement methods for railway freight transportation fee settlement, carrier enterprise charges settlement, service provider settlement and other project settlement. Such industry price settlement rules may be updated from time to time.

This pricing policy is commonly adopted in railway transportation services.

(d)   in the absence of prices prescribed by the government, guidance prices set by the government and industry price settlement rules, the prices shall be determined upon negotiation in accordance with comparable market prices or pricing standards. Such market prices or pricing standards shall be determined as follows:

(1)   with respect to the services to be provided from the CSRG Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and

(2)   with respect to the services to be provided from the Group to the CSRG Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer.

This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services.

(e)   in the absence of prices prescribed by the government, guidance prices set by the government, industry price settlement rules and comparable market prices or pricing standards, the prices shall be determined upon negotiation with reference to the prices of non-connected transactions of both parties entered into with their respective contracting parties. With respect to the services to be provided from the CSRG Group to the Group, the Group will compare the then current prices offered by the CSRG Group to other parties for similar services; with respect to the services to be provided from the Group to the CSRG Group, the Group will compare the then current prices offered by the Group to other parties for similar services, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group.

This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment.

(f)   if none of the pricing policies above is available, the prices shall be determined on actual costs basis plus reasonable profits (normally, with markup rate of approximately 6% to 8% which is determined based on historical transactions and market conditions), which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges.

This pricing policy is commonly adopted in special entrusted railway transportation services provided by the Group to the CSRG Group.

The Company has adopted the following internal control procedures to constantly supervise and monitor transactions under the Comprehensive Services Framework Agreement and to ensure that such transactions are conducted in accordance with their respective terms on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole:

(a)	The legal department of the Company shall:

(i)	constantly monitor transactions entered into by the Company from time to time and determine whether such transactions would fall within the scope of the Continuing Connected Transactions;

(ii)

for transactions under the scope of the Continuing Connected Transactions, review the terms of such transactions to ensure that they are consistent with the terms of the Comprehensive Services Framework Agreement (including but not limited to, the pricing policies applicable to the Continuing Connected Transactions), are on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole; and

(iii)

work closely with the secretariat of the Board to update the list of connected persons of the Company from time to time when needed and submit the updated list to the finance department of the Company for records.

(b)	The finance department of the Company shall:

(i)	on a monthly basis, collect and consolidate statistics in relation to the actual transaction amounts incurred under the Continuing Connected Transactions;

(ii)

on a quarterly basis, work closely with the secretariat of the Board to monitor the actual transaction amounts incurred to ensure that the Proposed Annual Caps will not be exceeded, and, in the event that the actual transaction amounts are expected to exceed the Proposed Annual Caps, report to the Board so that the Company will promptly take necessary actions and procedures to comply with relevant requirements under the Listing Rules;

(iii)	constantly monitor the market price movements within the industry and make appropriate adjustments to the prices for relevant services provided or received;

(iv)

constantly review the prices paid and charged for relevant services provided by and to the CSRG Group to ensure that such prices are consistent with the pricing policies under the Comprehensive Services Framework Agreement; and

(v)

constantly monitor the amounts paid to and received from the CSRG Group under the Continuing Connected Transactions and keep detailed records to ensure that the accounts for all transactions under the Comprehensive Services Framework Agreement are clearly recorded.

(c)

The independent non-executive Directors shall conduct annual review of the transactions contemplated under the Comprehensive Services Framework Agreement and the auditors of the Company shall report on the Continuing Connected Transactions annually in compliance with the requirements under the Listing Rules.

C.	HISTORICAL FIGURES AND THE PROPOSED ANNUAL CAPS

The table below sets out the historical figures in respect of the mutual provision of services for each of the two years ended 31 December 2021 and the six months ended 30 June 2022 between the Group and the CRC Group:

	Historical Figures (RMB million)
Expenditure	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
Amount paid to the CRC Group by the Group for railway transportation services	5,171.82	7,268.58	3,970.12
Amount paid to the CRC Group by the Group for railway related services	1,349.86	1,284.28	326.83
Amount paid to the CRC Group by the Group for miscellaneous services	—	1.47	1.65
Total:	6,521.68	8,554.33	4,298.60

Revenue
Amount paid to the Group by the CRC Group for railway transportation services	5,833.10	7,059.74	3,159.82
Amount paid to the Group by the CRC Group for railway related services	461.65	542.99	252.65
Amount paid to the Group by the CRC Group for special entrusted railway transportation services	3,056.81	3,097.57	1,563.45
Amount paid to the Group by the CRC Group for miscellaneous services	18.67	21.94	27.50
Total:	9,370.23	10,722.24	5,003.42

The Proposed Annual Caps for each of the three years ending 31 December 2025 between the Group and the CSRG Group shall be as follows:

	Proposed Annual Caps (RMB million)
Expenditure	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Amount to be paid to the CSRG Group by the Group for railway transportation services	11,662.95	13,324.34	15,255.81
Amount to be paid to the CSRG Group by the Group for railway related services	1,961.98	2,288.31	2,676.61
Amount to be paid to the CSRG Group by the Group for miscellaneous services	415.94	478.33	550.08
Total:	14,040.87	16,090.98	18,482.50

Revenue
Amount to be paid to the Group by the CSRG Group for railway transportation services	8,981.93	9,902.64	10,896.26
Amount to be paid to the Group by the CSRG Group for railway related services	599.50	659.45	725.40
Amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services	4,413.81	5,282.32	7,150.58
Amount to be paid to the Group by the CSRG Group for miscellaneous services	415.94	478.33	550.08
Total:	14,411.18	16,322.74	19,322.32

The Group will satisfy all the fees payable to CSRG Group by internal resources.

In determining the Proposed Annual Caps, the Company took into consideration the following general factors:

(a)

the Chinese railway industry is expected to grow rapidly in the coming years due to the launching of certain supportive government policies. It is expected that there will be stable investments in the country’s railway industry from 2021 to 2025 in accordance with the Fourteenth Five-Year Plan on National Economics and Social Development of the PRC (《中國國民經濟和社會發展第十四個五年規劃綱要》and in July 2016, NDRC, Ministry of Transport and CRC jointly issued the Medium to Long Term Plan for Railway Network Development （《中長期鐵路網規劃》）, which sets out the railway network development plan for the period of 2016 to 2025. According to the Medium to Long Term Plan for Railway Network Development （《中長期鐵路網規劃》）, by the year of 2025, the length of railways in China will be extended to approximately 175,000 kilometers, representing a 17% increase from 150,000 kilometers in 2020; the length of high speed railways will increase to approximately 38,000 kilometers, representing a 26.7% increase from 30,000 kilometers in 2020.

(b)

along with the continuous and steady growth in the economy of the PRC, the volume of passenger flow is expected to maintain a growing trend. In 2021, the volume of railway passenger flow across the country reached 2,612 million, representing a 18.5% increase from the previous year. The Company expects that the Group’s passenger volume and railway network usage will increase accordingly.

(c)

along with the fast expansion of railway network, more railway companies will be formed under CSRG to hold, control and operate new railway lines and provide ancillary services. As a result, the scope of connected persons of the Company is expected to expand on a continuous basis.

(d)	as the high-speed railway has been rapidly developing, the demand of railway companies for the Company’s high-speed railway services, has been growing accordingly.

(e)	due to the development of railway business, the Company’s future needs for railway material procurement will increase, and the connected transaction volume will increase significantly in the future.

(f)

given that the average national consumer price index will increase by 2.1% year-on-year from 2019 to 2021, the price index is expected to grow by an average annual rate of 2.5% in the next three years.

Specifically, the Company also took into account the following factors in determining the Proposed Annual Caps:

(a)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway transportation services, since the high speed railways business has been developing rapidly, the Group expects that the volume of railway transportation services to be provided by the Group will significantly increase in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the Group may be raised in the coming years; and

(2)	new cross-network EMU trains have commenced operations, resulting in a continuous increase in the frequency of operations of EMU trains.

(b)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway transportation services, as stated in paragraph (a) above, the high speed railways business has been developing rapidly. Accordingly, the volume of railway transportation services to be provided to the Group by the CSRG Group is expected to increase significantly in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the CSRG Group may be raised in the coming years;

(2)

under the condition that the impact of the epidemic is substantially eliminated and the operation of the ordinary passenger trains has returned to the normalized level without the epidemic, the trains passing through Hong Kong may resume operation at any time. The Company also plans to run more cross-line EMU trains through the high-speed railway network, such as the Nangguang Railway, Guiguang Railway, and Ganshen Railway, which have been interconnected with the Company’s lines. It is expected that the service fees (including fees for railway network settlement) to be paid to the CSRG Group by the Group will increase accordingly; and

(3)	it is expected that the volume of high-speed rail cross-line business may increase year by year, resulting in an increase in the fees for usage of high-speed rail trains.

(c)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services, the high speed railways in the PRC have been developing rapidly as a result of the supportive government policies and it is anticipated that more newly constructed high speed railways will be put into operation in the future, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group. In particular:

(1)

according to the Medium to Long Term Plan for Railway Network Development （《中長期鐵路網規劃》） and the Greater Bay Area development plan, it is expected that more newly constructed railway lines in the Greater Bay Area will commence operations in the coming years and the Group may be entrusted to operate certain newly constructed railway lines and hub stations for the years from 2023 to 2025, including railway lines such as Xintang – Shantou, Shantou – Shanwei, Shenzhen – Jiangmen, and Guangzhou – Zhanjiang, etc, and hub stations such as Guangzhou Baiyun Station, Guangzhou Xintang Station, etc. Therefore, the Group expects that the volume of special entrusted railway transportation services to be provided by the Group will also increase accordingly; and

(2)

existing and newly constructed railway lines will have synergistic effects and scale effects and further expand and improve the railway network, resulting in an increase of trains in operations. As a result, the volume of special entrusted railway transportation services to be provided by the Group will increase accordingly.

(d)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway related and miscellaneous services, as stated in paragraph (c) above, the Company anticipates that the transaction volume of special entrusted railway transportation services to be provided by the Group will increase. In order to provide such services, it is expected that the Group will incur more costs, including purchase of railway maintenance and repair services and railway materials and supplies from the CSRG Group.

(e)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services, the labour costs and raw material costs are expected to increase and will lead to higher unit prices for certain services, which will result in an increase in the Group’s scale from providing railway related and miscellaneous services to the CSRG Group.

In calculating the above Proposed Annual Caps, a buffer of approximately 1% to 3% has been added to the estimated transaction amounts to allow room for any further unexpected increase in transaction volume. Such buffer for the Proposed Annual Caps has been determined with reference to the following factors:

(a)

during the period from 2021 to 2025, China will remain the scale of investment in the railway industry to promote economic development, and it is expected that China’s railway industry will continue to maintain rapid growth in the next few years in accordance with the Fourteenth Five-Year Plan on National Economics and Social Development of the PRC（《中國國民經濟和社會發展第十四個五年規劃綱要》）. As China’s economy continues to grow steadily, it is expected that the national railway passenger and freight volume will also maintain growth in the next few years;

(b)

along with the continuous and steady growth in the economy of the PRC and the 18.5% increase in passenger volume of the railway industry in the past year, our revenue, passenger volume and railway network usage have been increasing. The Company expects that the mutual provision of relevant services between the Group and the CSRG Group will increase accordingly; and

(c)

along with the increase in costs, including wages, repair and maintenance expenses and procurement of supplies in relation to the railway transportation services, railway related services and special entrusted railway transportation services, the Group expects that the transaction amount will also increase.

D.	INFORMATION ON CSRG AND THE COMPANY

(a)	CSRG

CSRG (formerly known as CRC) is a solely state-owned enterprise under the management of the central government with registered capital of RMB1.7395 trillion. CSRG focuses on railway passenger and freight transport services and carries out diversified business operation. Its responsibilities include: unified control and command of railway transport, unified allocation of transport capacity of the network, public welfare transport specified by national regulations and railway revenue clearing and income management.

(b)	the Company

The Company is mainly engaged in railway passenger and freight transportation business, the Hong Kong Through Train passenger transportation business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives.

E.	REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

It is not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company for the following reasons:

(a)

CSRG is the only available provider in the PRC market for certain services that are necessary for the operations of the Company. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CSRG Group and the Group at prices determined upon arm’s length negotiation and in accordance with prices specified by the government, guidance prices set by the government, prices determined in accordance with applicable industry price settlement rules, comparable market prices or prices determined on actual cost basis plus reasonable profits, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group;

(b)	given that the CSRG Group controls and administers the operations of relevant railway lines in the PRC, the Company requires certain support or cooperation services from the CSRG Group; and

(c)

the Existing Continuing Connected Transactions in respect of mutual provision of services between the CSRG Group and the Group were entered into in the ordinary and usual course of business of the Company and have been conducted by the CSRG Group and the Group for many years.

F.	LISTING RULES IMPLICATION

GRGC is the largest Shareholder and owns an aggregate of 37.12% of the issued share capital of the Company as at the date of this announcement. CSRG (formerly known as CRC) is the de facto controller of GRGC and therefore a connected person of the Company under the Listing Rules. The transactions between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will be subject to the reporting, annual review, announcement, circular and Independent Shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rules.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the IFA) consider that the Comprehensive Services Framework Agreement is entered into in the usual and ordinary course of business of the Group, is negotiated on an arm’s length basis and on normal commercial terms or on terms no less favorable than those available to or from independent third parties under prevailing local market conditions. The Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the aggregate service fees under the Comprehensive Services Framework Agreement shall exceed the Proposed Annual Caps or if there is any material amendment to the terms of the Comprehensive Services Framework Agreement.

Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe were considered to have material interests in the transactions contemplated under the Comprehensive Services Framework Agreement by virtue of being employed by GRGC and had thus had abstained from voting on resolutions of the Board in respect of the foregoing transactions. Save as disclosed above, none of the Directors has any material interests in the Continuing Connected Transactions or is required to abstain from voting on resolutions of the Board in respect of the foregoing transactions.

G.	EGM AND CIRCULAR

The Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps will be subject to approval by the Independent Shareholders at the EGM by way of poll where GRGC and its associates will abstain from voting on the resolutions approving the same.

A circular containing (a) further details of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps; (b) a letter from the IFA containing its advice to the Independent Board Committee and the Independent Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (d) the notice of the EGM is expected to be despatched to the Shareholders on or before 15 November 2022 as more time is required to prepare such circular.

An Independent Board Committee has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Each of the members of the Independent Board Committee has confirmed that he has no material interests in the Continuing Connected Transactions.

The Company has appointed the IFA to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	Guangshen Railway Company Limited（廣深鐵路股份有限公司）, a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, and the A Shares of which are listed on the Shanghai Stock Exchange

“Comprehensive Services Framework Agreement”	the conditional comprehensive services framework agreement entered into between the Company and CSRG dated 28 September 2022 in relation to the mutual provision of services between the Group and the CSRG Group

“Continuing Connected Transactions”	the transactions contemplated under the Comprehensive Services Framework Agreement

“CSRG”	China State Railway Group Co., Ltd.*（中國國家鐵路集團有限公司）, formerly known as CRC, a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law of the PRC

“CSRG Group”	CSRG and all the companies, entities or departments owned or controlled by it (including the GRGC Group but excluding the Group)

“CRC”	China Railway Corporation*（中國鐵路總公司）, a wholly state-owned enterprise incorporated under the PRC laws

“CRC Group”	CRC and all the companies, entities or departments owned or controlled by it (excluding the Group)

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened to approve, among other things, the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between CRC and the Company dated 30 October 2019 in relation to the mutual provision of services between the CRC Group and the Group

“Existing Continuing Connected Transactions”	the continuing connected transactions under the Existing Comprehensive Services Framework Agreement

“GRGC”	China Railway Guangzhou Group Co., Ltd.*（中國鐵路廣州局集團有限公司）, a company incorporated under the PRC laws, and the largest shareholder of the Company

“GRGC Group”	GRGC and all the companies, entities or departments owned or controlled by it (excluding the Group)

“Group”	the Company and its subsidiaries

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“IFA”	independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Independent Board Committee”	an independent committee of the Board established by the Board comprising all the independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

“NDRC”	the National Development and Reform Commission of the PRC

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China and for the purpose of this announcement excluding Hong Kong, The Macau Special Administrative Region of PRC and Taiwan

“Proposed Annual Caps”	the proposed annual caps in respect of mutual provision of services between the Group and the CSRG Group for the three financial years ending 31 December 2025

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

“Share(s)”	shares of nominal value of RMB1.00 each in the share capital of the Company

“%”	per cent

By Order of the Board
Guangshen Railway Company Limited Wu Yong
Chairman

Shenzhen, the PRC,

28 September 2022

As at the date of this announcement, the Board consists of：

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong

*	For identification purpose only